

February 10, 2011

By Facsimile and U.S. Mail

Douglas Hirsch
Seneca Capital International Master Fund, L.P.
590 Madison Avenue, 28th Floor
New York, NY 10022

      Re: **Dynegy Inc.**
               Amendment No. 3 to Schedule 14A
               Filed by Seneca Capital International Master Fund, L.P. et al.
               Filed February 10, 2011
               File No. 1-33443

Dear Mr. Hirsch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Security Ownership of Certain Beneficial Owners and Management of Dynegy, page 23

1. We note your response to comment four in our letter dated February 1, 2011. Although the last sentence in footnote (9) states that Seneca's 13D reflects the ownership of the 500,000 shares held by Mr. Harrison, the amendment to the Schedule 13D does not reflect the shared beneficial ownership over the additional shares and the beneficial ownership table on page 23 does not reflect the additional shares. Please advise or revise to reconcile the discrepancy. If applicable, please revise the consent solicitation statement to state that there is no agreement between Seneca and Mr. Harrison with respect to holding, voting, or disposing of their respective Dynegy shares, whether Mr.

Harrison intends to consent to approve the solicitation, and whether Mr. Harrison retains sole voting and dispositive power over his shares.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Sean Wheeler, Esq.
        Latham & Watkins LLP